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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Triarc Companies, Inc.

(Name of Issuer)

Class B Common Stock, Series 1, par value $0.10 per share

(Title of Class of Securities)

895927 30-9

(CUSIP Number)

Russell V. Umphenour, Jr.
5995 Barfield Road
Atlanta, GA 30328
(404) 705-1375

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 25, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SCHEDULE 13D

CUSIP No. 895927 30 9

1.	Name of Reporting Person: Russell V. Umphenour, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 3,614,177

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 3,165,082

		10.	Shared Dispositive Power: 449,095

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,614,177

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.9%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer.
     This statement relates to the Class B Common Stock, Series 1, par value $0.10 per share (“Class B Common Stock”) of Triarc Companies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 280 Park Avenue, 24th Floor, New York, New York 10017.
Item 2. Identity and Background
(a) This statement is filed on behalf of Russell V. Umphenour, Jr. (the “Reporting Person”).
(b) The Reporting Person’s business address is 5995 Barfield Road, Atlanta, Georgia 30328.
(c) The present principal occupation of the Reporting Person is private investor.
(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) The Reporting Person is a citizen of the United States.
Item 3. Source and Amount of Funds or Other Consideration.
     On July 25, 2005, the Issuer completed its acquisition of RTM Restaurant Group, Inc. (“RTMRG”), RTM Acquisition Company, L.L.C. (“RTMAC”), and RTM Management Company, L.L.C. (“RTMMC”; and the acquisitions of RTMRG, RTMAC and RTMMC, collectively, the “RTM Acquisition”) pursuant to, among other agreements, that certain Agreement and Plan of Merger dated as of May 27, 2005, by and among the Issuer, Arby’s Acquisition Co., Arby’s Restaurant, LLC, RTMRG and the Reporting Person, Dennis E. Cooper and J. Russell Welch, as the RTM Representatives (the “Merger Agreement”). In accordance with the terms of the Merger Agreement, (i) 34,787,841 shares of the Reporting Person’s common stock of RTMRG were converted into 3,614,177 shares of Class B Common Stock plus $64,795,946, and (ii) a portion of the merger consideration consisting of 449,095 shares of Class B Common Stock and $714,275 was placed into an escrow account to secure the Reporting Person’s indemnification obligations under the Merger Agreement and certain other agreements related to the RTM Acquisition.

Item 4. Purpose of Transaction.
     All of the shares of Class B Common Stock acquired by the Reporting Person described herein were acquired and are held solely for investment purposes. The Reporting Person will review his investment in the Class B Common Stock on an ongoing basis and may explore from time to time a variety of alternatives, including the acquisition of additional shares of Class B Common Stock or the disposition of Class B Common Stock. Under the Merger Agreement, the Issuer is obligated to appoint the Reporting Person to the board of directors of the Issuer.
     Other than as set forth herein, the Reporting Person has no present plans or proposals which relate to or would result in:
(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) any change in the Issuer’s present board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) any material change in the present capitalization or dividend policy of the Issuer;
(f) any other material change in the Issuer’s business or corporate structure;
(g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
(h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
(i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j) any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer.
(a)	See Boxes 11 and 13 of cover page 2. The Reporting Person’s percentage ownership of

Class B Common Stock is based on (i) 42,663,278 shares of Class B Common Stock outstanding as of April 29, 2005, as reported in the Issuer’s Form 10-Q for the quarterly period ended on April 3, 2005, plus (ii) the 9,684,316 additional shares of Class B Common Stock issued on July 25, 2005 in connection with the RTM Acquisition.

(b)	See Boxes 7-10 of cover page 2.

(c)	Other than as described in Item 3 above, the Reporting Person has made no transactions in the Class B Common Stock during the past sixty days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     As described in Item 3 above, the Reporting Person received his shares of Class B Common Stock pursuant to the terms of the Merger Agreement.
     As described in Item 3 above, the Reporting Person is party to an Escrow Agreement that provides for the creation and maintenance of an escrow fund to be used to satisfy certain indemnification obligations under the Merger Agreement and sets forth certain other agreements related to the RTM Acquisition. Pursuant to the terms of the Escrow Agreement, 449,095 shares of Class B Common Stock beneficially owned by the Reporting Person have been placed into an escrow account.
     The Reporting Person is party to a Contribution Agreement that provides for the allocation of certain joint and several indemnification obligations created by the Merger Agreement and sets forth certain other agreements related to the RTM Acquisition.
     The Reporting Person is party to a Registration Rights Agreement that provides the Reporting Person and certain other shareholders of the Issuer with registration rights with respect to the Class B Common Stock.
Item 7. Materials to be Filed as Exhibits.
The following document is filed herewith:

Exhibit No.	Description

99.6.1	Escrow Agreement, dated as of July 25, 2005, by and among Wilmington Trust Company, Triarc Companies, Inc., Arby’s Restaurant Group, Inc., certain shareholders of RTM Restaurant Group, Inc., each member of RTM Acquisition Company, L.L.C., RTM Management Company, L.L.C., each member of RTM Management Company, L.L.C., and Russell V. Umphenour, Jr., Dennis E. Cooper and J. Russell Welch.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: August 3, 2005

By:	/s/ Russell V. Umphenour, Jr.
Russell V. Umphenour, Jr.